FP: truCrowd

RADM AUTONOMOUS MOBILE ROBOTS

Robotic Assistance Devices Mobile Inc.
31103 Rancho Viejo Road, San Juan
Capistrano, CA 92675
949-636-7060

OFFERING STATEMENT

1,000 Shares of Common Stock at $10 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

THE COMPANY

1. Name of issuer: Robotic Assistance Devices Mobile Inc.

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:
   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	*Steve Reinharz*
Dates of Board Service:	August 24, 2020 to present
Principal Occupation:	President
Employer:	Robotic Assistance Devices Mobile, Inc.
Dates of Service:	August 24, 2020 to present
Employer's principal business:	Security Robotics and Artificial Intelligence
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
No prior positions held with issuer	
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Robotic Assistance Devices, Inc.
Employer's principal business:	Security robotics and artificial intelligence
Title:	President

OFFERING STATEMENT

1,000 Shares of Common Stock at $10 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Dates of Service:	July 2016 - present
Responsibilities:	Create profitable company

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Steve Reinharz
Title:	President
Dates of Service:	August 24, 2020 to present
Responsibilities:	Create profitable company
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
No prior positions held with issuer	
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Robotic Assistance Devices, Inc.
Employer's principal business:	Security robotics and artificial intelligence
Title:	President
Dates of Service:	July 2016 - present
Responsibilities:	Create profitable company

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Artificial Intelligence Technology Solutions Inc.	2,500,000	**100%**

.

OFFERING STATEMENT

1,000 Shares of Common Stock at $10 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

RAD-M Business Plan

Robotic Assistance Devices Mobile, Inc. (RAD-M), formally announced on September 18, 2020 is the sister company of Robotic Assistance Devices (RAD), also a wholly-owned subsidiary of Artificial Intelligence Technology Solutions, Inc. RAD-M's mission is to develop, invest in and build mobile solutions for the autonomous remote services industry. RAD will serve as the exclusive master distributor of products developed by RAD-M. RAD will also continue to provide stationary artificial intelligence-based solutions for the North American security services industry.

RAD-M is building the future of electric, fully-autonomous security robots for the North American security services industry. With RAD-M robots, delivered through RAD, security service providers, contractors and property managers can greatly reduce manned security costs, security guard injuries, conflict liability incidents, increase digital archiving and reduce labor requirements by ~50%, allowing them to better compete and grow in a hyper-competitive market.

RAD-M, has released to market the ROAMEO (Rugged Observation Assistance Mobile Electronic Officer) mobile security and concierge robotic vehicle. This multi-function security and facilities robot is the first of its kind in an industry that is often referred to as the 'autonomous remote services' industry. Steve Reinharz, founder of RAD-M, has issued a detailed explanation of this new industry that can be found here: https://tinyurl.com/y3jcl9og

ROAMEO has many class-defining features, most notably of which is that the core technology is comparable to that of autonomous, self-driving passenger vehicles. RAD-M believes that the introduction of a fully autonomous, self-driving security robot to the market will be highly disruptive. With ROAMEO, security services can reduce staff by up to 50%, eliminate other costs, increase operating margins, and win new business over their competition.

Business Model and Unit Economics

RAD-M (through RAD) will offer relatively straightforward pricing on its flagship product ROAMEO:

Subscription Monthly Fee MSRP: $6,000 per month per unit

This unit can replace many functions of security officers that can cost between $12,000 and $25,000 depending on location in the United State and skill level/duty assignments of the security guards.

As every company works to save money our solution is expected to be a significant method for enterprise organizations to reduce expense while improving security performance.

While the traditional security sector transitions from manned-security services that are burdened by high employee turnover, training costs and comparatively high hourly rates, RAD-M expects to receive minimal pushback from customers on its recurring subscription costs as a cost-saving alternative, considering its impact on customer P&Ls. Pre-orders from several industry leaders suggest initial pricing will be effective.

OFFERING STATEMENT

1,000 Shares of Common Stock at $10 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Technology & Product Roadmap

RAD-M is more than a designer and manufacturer of robots, RAD-M along with master distributor RAD, delivers a complete autonomous security service platform. We're aiming to produce an entire suite of fully-autonomous, mobile security devices that will disrupt the security service industries. Our products will automate the majority of security and video surveillance service offerings, allowing customers to hire and retain their most highly-skilled workers, to boost profit margins and to grow their businesses.

RAD-M, through RAD plans to solidify valuable customer relationships with large industry incumbents. With labor costs reduced from security and property patrol services via the introduction of its autonomous robot ROAMEO, RAD-M offers its customers an immediate and substantial boost in profits and an enhanced profile to their contracted clients.

A combination of AI-enabled machine learning, a 360 degree field-of-view routed through a robust analytic suite, all documented (HIPAA-compliant) securely on the cloud through enhanced cellular services will allow ROAMEO to map property patrol sites, plan and execute routes, avoid obstacles (i.e., people, trees, power posts), and collect and apply data to further optimize for precision and efficiency.

As an added benefit, ROAMEO will also interact with people along its patrol route, providing necessary calls for help, panic buttons, security alerts, etc., plus an unlimited number of concierge services including local information, weather, directions, plus profit generating advertising messaging.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

It is difficult for us to accurately predict our earnings potential. Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

The company will need to raise additional money in the future. We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will lose your investment. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable

RADM
AUTONOMOUS MOBILE ROBOTS

OFFERING STATEMENT

1,000 Shares of Common Stock at $10 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

profitability, which we currently cannot predict. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms.

As a new company we have a limited operating history. The Company was organized on December 2019. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by prerevenue companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, manufacture our products, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

We expect losses in the foreseeable future. Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we ever generate revenues, or have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model. For example, we may hire additional employees, expand information technology systems, and lease more space for our corporate offices. In addition, we plan to significantly increase our operating expenses to:

- fully develop and broaden our technology and product offerings;
- acquire customers/tenants
- explore opportunities and alliances with other companies; and
- facilitate business arrangements.

Our success is dependent on our key personnel. We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational,

FP: truCrowd

RADM
AUTONOMOUS MOBILE ROBOTS

Robotic Assistance Devices Mobile Inc.
31103 Rancho Viejo Road, San Juan
Capistrano, CA 92675
949-636-7060

OFFERING STATEMENT

1,000 Shares of Common Stock at $10 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

Our efficiency may be limited while our current employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

The Company may require additional financing to support working capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

If the Company incurs commercial debt, there may be risks associated with such borrowing. If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Management has broad discretion as to the use of proceeds. The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering and the Debt Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

Management has voting control of the Company. Management of the Company presently holds a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the Company, the current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

FP: truCrowd

RADM
AUTONOMOUS MOBILE ROBOTS

Robotic Assistance Devices Mobile Inc.
31103 Rancho Viejo Road, San Juan
Capistrano, CA 92675
949-636-7060

OFFERING STATEMENT

1,000 Shares of Common Stock at $10 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

Business may not grow as planned. The Company's ability to penetrate and expand markets for its products is dependent on its ability to maintain successful relationships with distributors and retailers. The Company's product will represent a small portion of any one of the distributors and retailers product line and the Company will be limited in its ability to incentivize and motivate distributors and retailers to manage and sell the Company's product vs. the potential resources of competitors. Beyond the Company's limited financial means to incentivize distributors and retailers, other external factors such as the level of demand, product pricing and production levels will affect the level of distribution. All of these factors with play a key role in the success of the Company, and if the business does not grow as planned, investors could be at risk of losing their investment due to the potential unsuccessful nature of the Company.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

Risks Associated with the Business of the Company

You can lose 100% of your investment. Many small business startups like the Company fail. Real estate is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

Delinquency risks. The Company will rent robots qualified customers. There can be unforeseen changes in the performance of the customers or units, or we could have too many tenant delinquencies. Risk of receivables delinquency could cause company failure.

The general adoption of new models cannot be assured. The Company's "autonomous remote services" concept is relatively new and will be subject to social, economic, and business user adoption. The success of the Company will depend on the amount of customers interested in our model which will be dependent, long-term, on a topdown adoption from businesses. It is impossible to predict the adoption rate of the end customer.

Failure to adapt to technological changes may render our technology obsolete or decrease the attractiveness of our solutions to our customers. Although we believe our current technology and processes will be suitable for operations well into the foreseeable future, if new industry standards and practices emerge, or if competitors introduce new solutions embodying new services or technologies, our technology and processes may become obsolete. Our future success will depend in part on our ability to:

OFFERING STATEMENT

1,000 Shares of Common Stock at $10 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

- fully develop and enhance our smart second screen technology;
- develop and potentially license new solutions and technologies that address the needs of our prospective customers; and
- respond to changes in industry standards and practices on a cost-effective and timely basis.

We must continue to enhance the features and functionality of our technology and product offerings. The effective performance, reliability and availability of our technology and product offerings are critical to our reputation and our ability to attract and retain users and customers. If we do not continue to make investments in product development and, as a result, or due to other reasons, fail to attract new and retain existing customers and investors, this could significantly decrease the value of our products and services to all customers and stakeholders. There can be no assurance that we will be successful in developing, marketing and selling new products and services that meet changing demands, that we will not experience difficulties that could delay or prevent the successful development, introduction, and marketing of these products and services, or that any new products and services and their enhancements will adequately meet the demands of the marketplace and achieve market acceptance.

We may experience defects and system failures with respect to our technology solutions, which would harm our business and reputation and expose us to potential liability. Our robot is based on sophisticated software and hardware systems, and we may encounter delays when developing new technology solutions, products and services. Further, the technology solutions underlying our products and services may in the future contain undetected errors or defects when first introduced or when new versions are released. In addition, we, or our customers, may experience difficulties in installing or integrating our technologies on platforms (such as iPhones and other smart phones) used by our customers. Defects in our technology solutions, errors or delays in development of our technology and products, or other difficulties could result in:

- interruption of business operations;
- delay in market acceptance;
- additional development and remediation costs;
- diversion of technical and other resources;
- loss of customers;

Competitors develop and deploy superior robots. Whereas none are known at this time and the company believes it has a significant lead it is possible competitors can enter this space with a superior solution.

If our technology or products are found to infringe the proprietary rights of others, we may be required to change our business practices or redevelop our products, and may also become subject to significant costs and monetary penalties. As our technology and products develop, we may become increasingly subject to infringement claims.

Operational risks. Supply chain matters are not entirely controllable. First, component vendors could fail to supply key inputs in a timely manner, with sufficient levels of quality, or at a scalable price. Second, manufacturers could fail to deliver finished goods in a timely manner or with sufficient levels of quality. If any of our third party vendors or suppliers were to change product offerings, cease actively supporting our technologies, fail to update and enhance technologies to keep pace with changing industry standards, encounter technical difficulties in the continuing development of these technologies, significantly increase prices, terminate our licenses or supply contracts, suffer significant capacity constraints or suffer significant disruptions, we would need to seek alternative suppliers and incur additional internal or external development costs to ensure continued performance and productions of our solutions,

FP: truCrowd

RADM
AUTONOMOUS MOBILE ROBOTS

Robotic Assistance Devices Mobile Inc.
31103 Rancho Viejo Road, San Juan
Capistrano, CA 92675
949-636-7060

OFFERING STATEMENT

1,000 Shares of Common Stock at $10 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

products and services. Such alternatives may not be available on attractive terms, or may not be as widely accepted or as effective as the intellectual property, components, or technology provided by our existing suppliers. If the cost of licensing, purchasing or maintaining the third party intellectual property, components, or technology significantly increases, our expenses could increase, and our operating earnings, if any, could significantly decrease. In addition, interruption in the functionality or production of our solutions, products and services as a result of changes in third party suppliers could adversely affect our commitments to customers, future sales of solutions, products and services, and negatively affect our revenue and operating earnings.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

THE OFFERING

9.   What is the purpose of this offering?

Raise money to fund device deliveries, research and development, sales and marketing and other general business activities.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000.00**	**$1,070,000.00**
Less: Offering Expenses	$800.00	$85,600.00
Net Proceeds	**$9,200.00**	**$984,400.00**
Use of Net Proceeds		
Equipment	$0.00	$50,000.00
Research and Development	$0.00	$300,000.00
Sales and Marketing	$9,200.00	$75,000.00
Events & Travel		$25,000.00
Parts for Builds		$200,000.00
General Operating Capital	$0.00	$334,400.00
Total Use of Net Proceeds	**$9,200.00**	**$984,400.00**

OFFERING STATEMENT

1,000 Shares of Common Stock at $10 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

Common Stock

14.   Do the securities offered have voting rights? ☑Yes   ☐ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

      (1)   to the issuer;
      (2)   to an accredited investor;
      (3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or

FP: truCrowd

RADM
AUTONOMOUS MOBILE ROBOTS

Robotic Assistance Devices Mobile Inc.
31103 Rancho Viejo Road, San Juan
Capistrano, CA 92675
949-636-7060

OFFERING STATEMENT

1,000 Shares of Common Stock at $10 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights		Other Rights	
Common Stock:						
	2,500,000	2,500,000	Yes ☑	No ☐	Yes ☐	No ☑
					Specify:	

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

None

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence

FP: truCrowd

RADM
AUTONOMOUS MOBILE ROBOTS

Robotic Assistance Devices Mobile Inc.
31103 Rancho Viejo Road, San Juan
Capistrano, CA 92675
949-636-7060

OFFERING STATEMENT

1,000 Shares of Common Stock at $10 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.



The weights for the above mentioned valuation methods are: Scorecard (15%), Check-list (15%), Venture Capital (16%), DCF- Long Term Growth (27%), and DCF with Multiples (27%).

The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$25,027,431**

The company has elected to go with a slightly more conservative valuation of $25,000,000.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or

OFFERING STATEMENT

1,000	Shares of Common Stock at $10 per Share		
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

FP: truCrowd

RADM
AUTONOMOUS MOBILE ROBOTS

Robotic Assistance Devices Mobile Inc.
31103 Rancho Viejo Road, San Juan
Capistrano, CA 92675
949-636-7060

OFFERING STATEMENT

	1,000 Shares of Common Stock at $10 per Share		
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

24.   Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Robotic Assistance Devices Inc.	$250,000	10%	Sept 15, 2022	10% interest accrued and is due with principal on maturity date

25.   What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;
(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4)   any immediate family member of any of the foregoing persons.

No to all

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☐ Yes   ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

New company majority owned by Artificial Intelligence Technology Solutions, Inc. Funded by Robotic Assistance Devices Inc. until the revenues and additional financing can sustain RAD-M.

FP: truCrowd

RADM
AUTONOMOUS MOBILE ROBOTS

Robotic Assistance Devices Mobile Inc.
31103 Rancho Viejo Road, San Juan
Capistrano, CA 92675
949-636-7060

OFFERING STATEMENT

	# Of Shares	Total Proceeds	Net Proceeds
1,000 Shares of Common Stock at $10 per Share			
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

REVIEWED FINANCIAL STATEMENTS

**Robotics Assistance Devices Mobile, Inc.
Month Ended September 30, 2020
With Independent Accountant's Review Report**

**Robotics Assistance Devices Mobile, Inc.
Financial Statements**

Month Ended September 30, 2020

Contents

RADM
AUTONOMOUS MOBILE ROBOTS

OFFERING STATEMENT

1,000 Shares of Common Stock at $10 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Robotics Assistance Devices Mobile, Inc.
Las Vegas, Nevada

I have reviewed the accompanying financial statements of Robotics Assistance Devices Mobile, Inc., which comprises of the balance sheet as of September 30, 2020, and the related statements of income, changes in Stockholders' equity, and cash flows from August 19, 2020 ("inception") to September 30, 2020 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona A Hamza

Plano, Texas
October 1, 2020

RADM

Robotic Assistance Devices Mobile Inc.
31103 Rancho Viejo Road, San Juan
Capistrano, CA 92675
949-636-7060

OFFERING STATEMENT

1,000 Shares of Common Stock at $10 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

Robotics Assistance Devices Mobile, Inc.

Balance Sheet

	September 30, 2020
Assets	
Current assets:	
Cash and cash equivalents *(note 1)*	**$ 74,411**
Due from related party	**12,404**
Total current assets	**86,815**
Fixed Asset- ROAMEO - WIP (*note 1, 2*)	**79,571**
Total assets	**$ 166,386**
Liabilities and Stockholders' Equity	
Current liabilities:	
Accrued interest	**1,042**
Accounts payable	**9,810**
Due to shareholder *(note 3)*	**4,122**
Total current liabilities	**14,974**
Long-term note payable *(note 4)*	**250,000**
Total liabilities	**264,974**
Commitment and Contingencies (*note 7*)	
Stockholders' equity:	
Voting Common Stock-class A, par value $0.001, authorized shares, 10,000,00, issued and outstanding 2,500,000 shares (*note 5*)	**2,500**
Retained Deficit	**(101,088)**
Total stockholders' deficit	**(98,588)**
Total liabilities and stockholders' equity	**$ 166,386**

FP: truCrowd

RADM
AUTONOMOUS MOBILE ROBOTS

Robotic Assistance Devices Mobile Inc.
31103 Rancho Viejo Road, San Juan
Capistrano, CA 92675
949-636-7060

OFFERING STATEMENT

1,000 Shares of Common Stock at $10 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Robotics Assistance Devices Mobile, Inc.

Statement of Operations

	Period from August 19, 2020 (Inception) to September 30, 2020
Revenue	$ -
Expenses:	
Advertising and promotion	9,758
Accounting	1,250
Bank charges	33
Dues and subscriptions	1,318
Financing facilitation	3,675
Insurance expense	772
Office expenses	1,649
Research and development *(note 1)*	79,571
Travel and Entertainment	2,020
Total operating expenses	100,046
Operating income	(100,046)
Other expenses	
Interest expense	1,042
Total other expenses	(1,042)
Net Loss	$ (101,088)

FP: truCrowd

RADM
AUTONOMOUS MOBILE ROBOTS

Robotic Assistance Devices Mobile Inc.
31103 Rancho Viejo Road, San Juan
Capistrano, CA 92675
949-636-7060

OFFERING STATEMENT

1,000 Shares of Common Stock at $10 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Robotics Assistance Devices Mobile, Inc.

Statement of Changes in Stockholders' Deficit

	Common Stock, par value $.001	Retained Deficit	Total Stockholders' Equity
Balance at December 31, 2019	$ -	$ -	$ -
Common stock issued *(note 5)*	2,500	-	2,500
Net Loss	-	(101,088)	(101,088)
Balance at September 30, 2020	$ 2,500	$ (101,088)	$ (98,588)

RADM

Robotic Assistance Devices Mobile Inc.
31103 Rancho Viejo Road, San Juan
Capistrano, CA 92675
949-636-7060

OFFERING STATEMENT

1,000 Shares of Common Stock at $10 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

Robotics Assistance Devices Mobile, Inc.

Statement of Cash Flows

	Period from August 19, 2020 (Inception) to September 30, 2020
Operating activities	
Net loss	$ (101,088)
Increase in Accounts payable	9,810
Increase in shareholder payable	4,122
Increase in related party receivable	(12,404)
Increase in interest accrual	1,042
Net cash provided by operating activities	(98,518)
Investing activities	
Fixed Assets	(79,571)
Net cash used in investing activities	(79,571)
Financing activities	
Proceeds from capital contribution	2,500
Proceeds from related party loan	250,000
Net cash provided by financing activities	252,500
Net increase in cash and cash equivalents	74,411
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ 74,411

Supplemental disclosures of cash flow information:

Cash paid for interest	-
Cash paid for income taxes	-

See Independent Accountant's Review Report.

7

RADM

Robotic Assistance Devices Mobile Inc.
31103 Rancho Viejo Road, San Juan
Capistrano, CA 92675
949-636-7060

OFFERING STATEMENT

1,000 Shares of Common Stock at $10 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

Robotics Assistance Devices Mobile, Inc.

Notes to Financial Statements
September 30, 2020

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Robotics Assistance Devices Mobile, Inc., a development stage entity, was formed on August 19, 2020 ("Inception") in the State of Nevada. The financial statements of Robotics Assistance Devices Mobile, Inc.-RAD-M (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Las Vegas, Nevada.

RAD-M is the sister company of Robotic Assistance Devices (RAD), also a wholly-owned subsidiary of Artificial Intelligence Technology Solutions, Inc. RAD-M's mission is to develop, invest in and build mobile solutions for the autonomous remote services industry. RAD will serve as the exclusive master distributor of products developed by RAD-M. RAD will also continue to provide stationary artificial intelligence-based solutions for the North American security services industry.

RAD-M is building the future of electric, fully-autonomous security robots for the North American security services industry. With RAD-M robots, delivered through RAD, security service providers, contractors and property managers can greatly reduce manned security costs, security guard injuries, conflict liability incidents, increase digital archiving and reduce labor requirements by ~50%, allowing them to better compete and grow in a hyper-competitive market.

RAD-M, is ready to release to market the ROAMEO (Rugged Observation Assistance Mobile Electronic Officer) mobile security and concierge robotic vehicle. This multi-function security and facilities robot will be the first of its kind in an industry that is often referred to as the 'autonomous remote services' industry. Steve Reinharz, founder of RAD-M, has issued a detailed explanation of this new industry that can be found here: https://tinyurl.com/y3jcl9og

ROAMEO has many class-defining features, most notably of which is that the core technology is comparable to that of autonomous, self-driving passenger vehicles. RAD-M believes that the introduction of a fully autonomous, self-driving security robot to the market will be highly disruptive. With ROAMEO, security services can reduce staff by up to 50%, eliminate other costs, increase operating margins, and win new business over their competition.

See Independent Accountant's Review Report.

FP: truCrowd

RADM
AUTONOMOUS MOBILE ROBOTS

Robotic Assistance Devices Mobile Inc.
31103 Rancho Viejo Road, San Juan
Capistrano, CA 92675
949-636-7060

OFFERING STATEMENT

1,000 Shares of Common Stock at $10 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Robotics Assistance Devices Mobile, Inc.

Notes to Financial Statements (continued)
September 30, 2020

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: all the risks inherent in a new business, product liability claims above the insurance coverage and / or unfavorable publicity or consumer perception of their products or any similar products distributed by other companies could have a material adverse effect on their business and financial condition.

Going Concern and Management's Plans

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

We will rely heavily on our funding round to ramp up our ability to a line of products. Growing costs and maintaining and supporting will also require additional working capital as well.

During the next 12 months, the Company intends to operate largely with funding from founders, and our Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition, and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

Use of estimates

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

See Independent Accountant's Review Report

OFFERING STATEMENT

1,000 Shares of Common Stock at $10 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Robotics Assistance Devices Mobile, Inc.

Notes to Financial Statements (continued)
September 30, 2020

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

Sales of Future Revenues

The Company has entered into transactions, as more fully described in footnote 7, in which it has received funding from investors in exchange for which it will make payments to those investors based on the level of sales of certain revenue categories, generally based on a percentage of sales for those certain revenues. The Company determines whether these agreements constitute sales of future revenues or are in substance debt based on the facts and circumstances of each agreement, with the following primary criteria determinative of whether the agreement constitutes a sale of future revenues or debt:

- Does the agreement purport, in substance, to be a sale

- Does the Company have continuing involvement in the generation of cash flows due the investor

- Is the transaction cancellable by either party through payment of a lump sum or other transfer of assets

- Is the investors rate of return is implicitly limited by the terms of the agreement

- Does the Company's revenue for a reporting period underlying the agreement have only a minimal impact on the investor's rate of return

- Does the investor have recourse relating to payments due

See Independent Accountant's Review Report.

FP: truCrowd

RADM
AUTONOMOUS MOBILE ROBOTS

Robotic Assistance Devices Mobile Inc.
31103 Rancho Viejo Road, San Juan
Capistrano, CA 92675
949-636-7060

OFFERING STATEMENT

1,000 Shares of Common Stock at $10 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Robotics Assistance Devices Mobile, Inc.

Notes to Financial Statements (continued)
September 30, 2020

In the event a transaction is determined to be a sale of future revenues, it is recorded as deferred revenue and amortized using the sum-of-the-revenue method. In the event a transaction is determined to be debt, it is recorded as debt and amortized using the effective interest method. As of the date of these financial statements, the Company has determined that all such agreements are debt.

2. Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from five to seven years. Any assets less than thousand dollars are expensed. In addition, repairs and maintenance performed on equipment or software are expensed as incurred.

ROAMEO is almost ready as of the release date of financials, October 1, 2020 and planned to be displayed at trade show in few weeks.

3. Due to Shareholder

From time-to-time, the Company's founding member advances the company funds or incur expenses on the Company's behalf. These advances are considered short-term, due on demand.

4. Related Party Loan

On September 15, 2020, the Company has received a loan of $250,000 due in two years on September 5, 2022 at an interest rate of 10% from an entity owned by shareholder. The note is secured by all the assets of the Company.

5. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow,

    Each share of Voting Common Stock- class A is entitled to one vote.

See Independent Accountant's Review Report

FP: truCrowd

RADM
AUTONOMOUS MOBILE ROBOTS

Robotic Assistance Devices Mobile Inc.
31103 Rancho Viejo Road, San Juan
Capistrano, CA 92675
949-636-7060

OFFERING STATEMENT

1,000 Shares of Common Stock at $10 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

Robotics Assistance Devices Mobile, Inc.

Notes to Financial Statements (continued)
September 30, 2020

6. Income Taxes

The Company is taxed as a Corporation. The Company files income tax returns in the U.S federal jurisdiction, and Nevada state jurisdiction. Nevada does not have corporate income tax. The Company's net operating loss carryforwards that may be used to offset future federal taxable income has resulted in a tax benefit asset of $12,541, which is due to expire in 2040. Due to lack of history, the Company has decided to set up valuation allowance account until they can better estimate the realization date. All income tax returns filed by the Company are subject to examination by taxing authorities.

7. Commitment and Contingencies

Deferred Variable Payment Obligation

RAD M, RAD and RAD Group Inc. are wholly owned subsidiaries of Artificial Intelligence Technology Solutions Inc, (collectively "AITX")- and are all parties to agreements with four different investors ("Investors") whereby the investor would advance a sum to AITX in exchange for the AITX's future profits. As the agreements are similar they will be summarized as follow.

At August 31, 2020 the Investors paid to AITX -a total of $2,525,000 in exchange for a perpetual combined 20.8% rate payment (Payments) on AITX's reported quarterly revenue from operations excluding any gains or losses from financial instruments (Revenues). No amounts were paid to RAD-M.

These variable payments (Payments) are to be made either 30 or 90 days after the fiscal quarter (depending on the investor agreement) commencing on some agreements as early as June 2019 or as late as Augusts 31, 2020 at their respective Payment %. If the Payments would deplete RAD's available cash by more than 1% -30% (depending on their respective Payment % , the Payments may be deferred for up to 12 months after the quarterly report at an interest rate of 6% per annum on the unpaid amount. As of September 30 , 2020 RAD-M has had no revenues so no accrual for Payments has been made. AITX has accrued a total of $50,349 in Payments as of August 31,2020. No amounts have been recorded to date as interest, as the amounts are immaterial.

See Independent Accountant's Review Report.

FP: truCrowd

RADM
AUTONOMOUS MOBILE ROBOTS

Robotic Assistance Devices Mobile Inc.
31103 Rancho Viejo Road, San Juan
Capistrano, CA 92675
949-636-7060

OFFERING STATEMENT

1,000 Shares of Common Stock at $10 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Robotics Assistance Devices Mobile, Inc.

Notes to Financial Statements (continued)
September 30, 2020

In the event that at least 10% of the assets of AITX are sold by the AITX, the investors would be entitled to the fair market value (FMV) of all future Payments associated with the assets sold as determined by an independent valuator to be chosen by the investors. In the case 100% of the assets are sold, the FMV cannot exceed a cumulative total 43.77% of the total asset disposition price defined as the total price paid for the assets plus all future Payments associated with the assets sold. In the event that the common or preferred shares are sold by AITX to a third party as to effect a change in control, then the investors must be paid the FMV of all future Payments in one lump payment. The FMV cannot exceed 43.77% of the share disposition price defined as the total price the third party paid for the shares plus the total value of all future Payments

8. Subsequent Events

Management has evaluated subsequent events through October 1, 2020, the date on which the financial statements were available to be issued and determined that there have been no events that have occurred that would require adjustments to our disclosures in the reviewed financial statements.

FP: truCrowd

RADM
AUTONOMOUS MOBILE ROBOTS

Robotic Assistance Devices Mobile Inc.
31103 Rancho Viejo Road, San Juan
Capistrano, CA 92675
949-636-7060

OFFERING STATEMENT

1,000 Shares of Common Stock at $10 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

  (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
  (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
  (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

  (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
  (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
  (iv) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

  (i) at the time of the filing of this offering statement bars the person from:
    (A) association with an entity regulated by such commission, authority, agency or officer?
      ☐ Yes ☑ No
    (B) engaging in the business of securities, insurance or banking?
      ☐ Yes ☑ No
    (C) engaging in savings association or credit union activities?
      ☐ Yes ☑ No
  (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

OFFERING STATEMENT

1,000 Shares of Common Stock at $10 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and

(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

FP: truCrowd

RADM
AUTONOMOUS MOBILE ROBOTS

Robotic Assistance Devices Mobile Inc.
31103 Rancho Viejo Road, San Juan
Capistrano, CA 92675
949-636-7060

OFFERING STATEMENT

1,000 Shares of Common Stock at $10 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: www.radroameo.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
10.   Add § 240.12g-6 to read as follows:

§   240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:
(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;
(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and
(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.
(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

FP: truCrowd

RADM
AUTONOMOUS MOBILE ROBOTS

Robotic Assistance Devices Mobile Inc.
31103 Rancho Viejo Road, San Juan
Capistrano, CA 92675
949-636-7060

OFFERING STATEMENT

1,000 Shares of Common Stock at $10 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Exhibit A: SAMPLE SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING AND ANY AND ALL RELATED MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

INVESTORS WHO ARE NOT "ACCREDITED INVESTORS" (AS THAT TERM IS DEFINED IN SECTION 501 OF REGULATION D PROMULGATED UNDER THE ACT) ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 5. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT TO THIS OFFERING.

THE OFFERING AND ANY AND ALL RELATED MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT AND REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE COMPANY MAY NOT BE OFFERING THE SECURITIES IN EVERY STATE. THE OFFERING AND ANY AND ALL RELATED MATERIALS DO NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR JURISDICTION IN WHICH THE SECURITIES ARE NOT BEING OFFERED OR IN ANY STATE OR JURISDICTION IN WHICH AN OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO.

THE INFORMATION PRESENTED IN THE OFFERING AND ANY AND ALL RELATED MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN THE OFFERING AND ANY AND ALL RELATED MATERIALS, AND NOTHING CONTAINED IN THE OFFERING AND ANY AND ALL RELATED MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

Robotic Assistance Devices Mobile Inc.
31103 Rancho Viejo Road, San Juan
Capistrano, CA 92675
949-636-7060

OFFERING STATEMENT

1,000 Shares of Common Stock at $10 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

ATTN: The Board of Directors of

Robotic Assistance Devices Mobile Inc.

31003 Rancho Viejo Road, San Juan Capistrano, California 92675

1. <u>Background.</u> The undersigned understands that Robotic Assistance Devices Mobile Inc. (the "Company"), a Nevada corporation and a wholly owned subsidiary of Artificial Intelligence Technology Solutions Inc., is conducting an offering (the "Offering") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, dated _______, 2020, as the same may be amended from time to time, filed by the Company with the SEC (the "Form C") and the Offering Statement, which is included therein (the "Offering Statement") (The Offering Statement and the Form C may collectively be referred to as "Related Materials"). The Company is offering to both accredited and non-accredited investors up to 107,000 shares of its Common Stock, par value $0.001 (each a "Share" and, collectively, the "Shares") at a price of $10.00 per Share (the "Purchase Price"). The minimum amount or target amount to be raised in the Offering $10,000 (the "Target Offering Amount") and the maximum amount to be raised in the Offering is $1,070,000 (the "Maximum Offering Amount"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company may decide to sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the TruCrowd Crowdfunding Portal (the "Portal"). The Portal is registered with the Securities and Exchange Commission (the "SEC"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at: www.us.trucrowd.com.

2. <u>Subscription.</u> Subject to the terms of this Agreement and the Related Materials, the undersigned hereby subscribes to purchase the number of Shares equal to the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after deadline as specified in the Offering Statement ("Offering Deadline").

3. <u>Closing.</u>

(a) Closing. Subject to Section 3(b) below, the closing of the sale and purchase of the Shares pursuant to this Agreement (the "Closing") shall take place through the Portal within 5 Business Days after the Offering Deadline (the "Closing Date").

(b) Closing Conditions. The Closing is conditional upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline and at the Closing Date, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount; and

(ii) the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing Date in all respects with the same effect as though such representations and warranties had been made as of the Closing Date.

4. <u>Termination of the Offering and Other Offerings</u>.

RADM
AUTONOMOUS MOBILE ROBOTS

Robotic Assistance Devices Mobile Inc.
31103 Rancho Viejo Road, San Juan
Capistrano, CA 92675
949-636-7060

OFFERING STATEMENT

1,000 Shares of Common Stock at $10 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

(a) New Offering Deadline. Should the Company reach the Target Offering Amount prior to the Offering Deadline identified in the Offering and Related Materials, it may close the Offering early if it provides notice about the new offering deadline at least 5 business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). If an investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

(b) Other Offerings. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a) The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in this Agreement Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full Purchase Price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c) Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d) The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(e) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information it deems necessary concerning the Company and the Shares to enable it to make an informed investment decision concerning the purchase of the Shares.

(g) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing Date, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing Date, taking into account all information received by the undersigned.

FP: truCrowd

RADM
AUTONOMOUS MOBILE ROBOTS

Robotic Assistance Devices Mobile Inc.
31103 Rancho Viejo Road, San Juan
Capistrano, CA 92675
949-636-7060

OFFERING STATEMENT

1,000 Shares of Common Stock at $10 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

(h) Subject to Section 4, hereinabove, the undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j) The undersigned has up to 48 hours before the Offering Deadline to cancel the purchase and get a full refund, after which the funds representing the Purchase Price shall be released to the Company upon closing of the Offering and the investor will receive securities in exchange for their investment.

(k) The Subscriber understands the Company will review this Agreement and further agrees that the Company, in its sole and absolute discretion, reserves the unrestricted right, without further documentation or agreement on the part of the Subscriber, to reject or limit any subscription, or subscriptions for fractional Shares.

(l) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(m) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(n) The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(o) The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

FP: truCrowd

RADM
AUTONOMOUS MOBILE ROBOTS

Robotic Assistance Devices Mobile Inc.
31103 Rancho Viejo Road, San Juan
Capistrano, CA 92675
949-636-7060

OFFERING STATEMENT

1,000 Shares of Common Stock at $10 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

(p) The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(q) Subscriber represents that either:

(i) Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act. Subscriber represents and warrants that the information set forth in response to question (c) on the signature page hereto concerning Subscriber is true and correct; or

(ii) The purchase price set out in paragraph (b) of the signature page to this Subscription Agreement, together with any other amounts previously used to purchase Securities in this offering, does not exceed 10% of the greater of the Subscriber's annual income or net worth; and

(iii) Subscriber represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

(r) If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

(s) The undersigned understands that the undersigned will not become a member of the Company and shall have no rights to share in the Company's net assets, cash flow, or net income, and shall have no voting or dividend rights, as a result of the undersigned's investment.

6. High Risk Investment. The undersigned understands that an investment in the Shares involves a high degree of risk. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service, audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7. Company Representations. The undersigned understands that upon issuance of to the undersigned of any Shares, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

(a) Corporate Power. The Company has been duly incorporated as a corporation under the laws of the State of Nevada and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b) Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or

FP: truCrowd

RADM
AUTONOMOUS MOBILE ROBOTS

Robotic Assistance Devices Mobile Inc.
31103 Rancho Viejo Road, San Juan
Capistrano, CA 92675
949-636-7060

OFFERING STATEMENT

1,000 Shares of Common Stock at $10 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) Valid Issuance. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and non-assessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Articles of Incorporation and any amendments thereof (collectively "Articles of Incorporation") and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed on a subscriber.

8. No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Articles of Incorporation and Bylaws and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company. The undersigned hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any Shares issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designed to aggregate the interests of holders of the Shares.

9. Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

10. Obligations Irrevocable. Following the Closing on the Closing Date, the obligations of the undersigned shall be irrevocable.

11. Legend. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation Crowdfunding.

12. Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, if to the undersigned at the address provided below or, if to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

13. Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Nevada without regard to the principles of conflicts of laws.

14. Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof.

OFFERING STATEMENT

1,000 Shares of Common Stock at $10 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

16. Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, amended, discharged or terminated except by an instrument in writing, signed by the party hereto against whom any waiver, change, discharge or termination is sought.

17. Severability. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement. Any unenforceable provision of any term or provision of this Agreement that is invalid, illegal, or unenforceable will be replaced by a mutually acceptable provision which comes closest to the intention of the parties hereto at the time the original provision was agreed upon.

18. Headings. The headings contained in this Agreement are for reference purposes only and shall not be deemed to be part of this Agreement or to affect the meaning or interpretation of this Agreement.

19. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the Closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

20. Execution and Delivery. A digital reproduction, portable document format or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature, electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

21. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

22. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned. 7

23. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Subscriber has executed this Subscription Agreement hereby agrees to the purchase of _____ shares of common stock at _____ per share for an aggregate price of _____ as of _____.

SUBSCRIBER:

By: _____

Name and title:_____

Address:

THIS SUBSCRIPTION AGREEMENT IS ACCEPTED BY THE COMPANY AS OF THE EFFECTIVE DATE BELOW.

Effective Date: _____

By: _____

Name and title:_____